Exhibit 12

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2017		2016		2015	2014	2013
Earnings:
Income before income taxes	$234,454		$208,249		$199,423	$210,500	$212,925
Interest expense, including interest on deposits	93,502		82,328		83,795	81,211	82,495
Estimated interest component of net rental expense (1)	6,143		6,047		5,935	5,932	6,202
Amortization of debt discount (premium) and expenses, including amounts capitalized	855		617		585	334	315
Earnings	334,954		297,241		289,738	297,977	301,937

Less: Interest expense on deposits	(57,791)		(44,693)		(40,482)	(35,110)	(36,770)
Earnings, excluding interest on deposits	$277,163	v	$252,548	v	$249,256	$262,867	$265,167

Fixed Charges:
Interest expense, including capitalized interest	93,503		82,328		83,795	81,211	82,495
Interest portion of rent expense (1)	6,143		6,047		5,935	5,932	6,202
Amortization of debt discount (premium) and expenses, including amounts capitalized	855		617		585	334	315
Total fixed charges	100,501		88,992		90,315	87,477	89,012

Less: Interest expense on deposits	(57,791)		(44,693)		(40,482)	(35,110)	(36,770)
Earnings, excluding interest on deposits	$42,710		$44,299		$49,833	$52,367	$52,242

Earnings to fixed charges:
Including interest on deposits	3.33		3.34		3.21	3.41	3.39
Excluding interest on deposits	6.49		5.70		5.00	5.02	5.08

(1) The proportion, estimated at one-third, of rental expense deemed representative of interest.

The ratio of earnings to fixed charges is computed by dividing earnings by the aggregate of fixed charges. For purposes of computing these ratios, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest expense, the proportion, estimated at one-third, of rental expense deemed representative of interest, and amortization of premiums, discounts and capitalized expenses related to indebtedness.